UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement
under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Name of Subject Company (Issuer))

PAGONXT MERCHANT SOLUTIONS, S.L.

(Name of Filing Person (Offeror))

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value*
American Depositary Shares (each of which represents two Units)
(Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
(ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

PagoNxt Merchant Solutions, S.L.
Avenida de Cantabria s/n
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid)
Kingdom of Spain
Attention: Anna Maria Werner
Telephone: +34 651 812 704

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Manuel Garciadiaz
Michael J. Willisch
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

*	Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the Nasdaq Global Select Market. Every ADS represents two Units.

Filing Fee Exhibit filed herewith.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on October 31, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by PagoNxt Merchant Solutions, S.L., a company organized under the laws of the Kingdom of Spain (the “Purchaser”). The Schedule TO relates to the offer by Purchaser to acquire, through an all cash tender offer pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated October 31, 2022 (the “U.S. Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Share Letter of Transmittal, Unit Letter of Transmittal and ADS Letter of Transmittal (each as defined in the U.S. Offer to Purchase, and collectively, “Letters of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv), respectively (which, as amended or supplemented from time to time, together constitute the “U.S. Offer”), in addition to a concurrent separate all cash tender offer on equivalent terms in Brazil (the “Brazilian Offer,” and together with the U.S. Offer, the “Offers”) pursuant to other offering documents published in Brazil, up to any and all of the outstanding (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of Getnet Adquirência e Serviços para Meios de Pagamento S.A. - Instituição de Pagamento, a company incorporated under the laws of the Federative Republic of Brazil (the “Company” or “Getnet”), traded on B3 S.A. - Brasil, Bolsa, Balcão, excluding those Shares and/or Units held, directly or indirectly, by Purchaser and its affiliates, and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), traded on the Nasdaq Global Select Market, excluding those ADSs held, directly or indirectly, by Purchaser and its affiliates, at a price per Security equal to the U.S. dollar equivalent of R$2.36 per Common Share, R$2.36 per Preferred Share, R$4.72 per Unit and R$9.44 per ADS, in each case payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the settlement date of the U.S. Offer, to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offers were announced and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022 and paid on June 27, 2022, which will not be deducted from the offered price). The U.S. Offer commenced on October 31, 2022.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Amendment No. 1 to the extent that any information contained herein modifies or supersedes such information.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO, including all exhibits, schedules and annexes thereto, remains unchanged and is incorporated herein by reference in response to all items to the items in this Amendment No. 1. This Amendment No. 1 should be read together with the Schedule TO. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO and heading references herein refer to the Schedule TO.

Items 1 to 11.

The U.S. Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent Items 1 through 11 incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby supplemented by adding the following paragraphs thereto:

At 5:00 p.m. New York City time (7:00 p.m. São Paulo time) on November 30, 2022, the initial offering period for the U.S. Offer expired as scheduled. As of the Expiration Time, according to information provided by The Bank of New York Mellon, as Tender Agent in the U.S. Offer, a total of 17,356,240 ADSs, representing in the aggregate approximately 10.98% of the Company’s outstanding ADSs and approximately 93.30% of the ADSs not held by Purchaser, any directors or officers of the Company, or any affiliates of Purchaser were validly tendered into and not validly withdrawn from the U.S. Offer. According to information provided by the Tender Agent, as of the Expiration Time, the ADSs tendered in the U.S. Offer represent in the aggregate, on a per Share basis, approximately 3.72% of the Company’s outstanding share capital and approximately 36.94% of the Shares not held by Purchaser, any directors or officers of the Company, or any affiliates of Purchaser. No Shares or Units were tendered in the U.S. Offer. In addition, at 1:00 p.m. New York City time (3:00 p.m. São Paulo time) on December 1, 2022, the Auction was held on the B3 as part of the concurrent Brazilian Offer. At the Auction, according to information provided by the B3, a total of 1,071,982 Common Shares, 2,754,680 Preferred Shares and 10,105,105 Units, representing in the aggregate, on a per Share basis, approximately 1.29% of the Company’s outstanding share capital and approximately 12.79% of the Shares not held by Purchaser, any directors or officers of the Company, or any affiliates of Purchaser, were validly tendered into and not validly withdrawn from the Brazilian Offer. As a result, according to information provided by the Tender Agent and the B3, a total of 1,071,982 Common Shares, 2,754,680 Preferred Shares, 10,105,105 Units and 17,356,240 ADSs representing in the aggregate, on a per Share basis, approximately 5.01% of the Company’s outstanding share capital and approximately 49.73% of the Shares not held by Purchaser, any directors or officers of the Company, or any affiliates of Purchaser, were validly tendered into and not validly withdrawn from the Offers.

Approximately 66.96% of the total number of Unaffiliated Securities, on a per Share basis, held by Consenting Shareholders and Dissenting Shareholders were validly tendered into and not validly withdrawn from in the Offers or the holders of such Securities expressed their agreement with the deregistration of the Company as a publicly-held company in Brazil with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”). As a result, all conditions to the U.S. Offer having been satisfied, Purchaser accepted for payment, and expects to pay for, all Securities validly tendered into and not validly withdrawn from pursuant to the U.S. Offer in the initial offering period. Purchaser’s shareholding in the Company will increase to 1,771,207,189 Shares representing approximately 94.88% of the Company’s outstanding share capital.

In accordance with the terms of the U.S. Offer, Purchaser expects to pay for the Securities tendered and accepted for payment as part of the U.S. Offer on December 5, 2022. The price per Security in Brazilian reais will be converted to U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on December 2, 2022, the business day prior to the settlement date of the U.S. Offer.

Subsequent Offering Periods

Following the conclusion of the Offers, Consenting Shareholders tendered or held Securities that amounted, collectively, to approximately 66.96% of the total number of outstanding Securities collectively held by the Consenting Shareholders and Dissenting Shareholders (on a per Share basis). As a result, as described in “The U.S. Offer—Item 1. Terms of the U.S. Offer—Subsequent U.S. Offering Period” in the U.S. Offer to Purchase, and as required under Brazilian law and in compliance with the procedures provided for under CVM Resolution No. 85/2022, Purchaser is commencing a subsequent offering period for the U.S. Offer, pursuant to Rule 14d-11 under the Exchange Act (the “U.S. Subsequent Offering Period”) which will expire at 5:00 p.m. New York City time (7:00 p.m. São Paulo time) on March 2, 2023. Purchaser will also commence a concurrent separate subsequent offering period on equivalent terms in Brazil (the “Brazilian Subsequent Offering Period”).

The U.S. Subsequent Offering Period relates only to the U.S. Offer and is available only to holders of Shares and Units that are residents of, or located in, the United States, and to all holders of ADSs, wherever located.

During the U.S. Subsequent Offering Period, all holders of Securities eligible to be tendered in the U.S. Offer that were not acquired during the initial offering period of the U.S. Offer will have a right to tender such Securities to Purchaser until 5:00 p.m. New York City time (7:00 p.m. São Paulo time) on March 2, 2023, for the same cash consideration per Security (in Brazilian reais, but payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the applicable settlement date) that they would have received during the initial offering period in respect of their Securities, as adjusted by the SELIC rate, the Brazilian base interest rate, until the date of effective payment. Purchaser expects to pay for all validly tendered and not validly withdrawn Securities during the U.S. Subsequent Offering Period in up to 15 calendar days from the date on which the relevant Securities are tendered.

The U.S. Subsequent Offering Period will expire at 5:00 p.m., New York City time, on March 2, 2023, unless extended. Securities tendered into the U.S. Offer during the U.S. Subsequent Offering Period may be withdrawn at any time prior to 5:00 p.m. New York City time, on the date of the tender of such Securities. In addition, no Securities validly tendered during the initial offering period of the U.S. Offer may be withdrawn during the U.S. Subsequent Offering Period. Holders of Securities desiring to tender Securities during the U.S. Subsequent Offering Period should use the same documents that they used or would have used to tender their Securities in the initial offering period of the U.S. Offer.

The Brazilian Subsequent Offering Period will expire at 7:00 p.m. São Paulo time on March 2, 2023. ADSs may not be tendered in the Brazilian Offer. Separate offering documents relating to the Brazilian Subsequent Offering Period are being published in Brazil.

The material fact issued by the Company announcing the results of the Offers and the commencement of the U.S. Subsequent Offering Period and Brazilian Subsequent Offering Period is attached as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference. The press release issued by Purchaser announcing the results of the Offers and the commencement of the U.S. Subsequent Offering Period and Brazilian Subsequent Offering Period is attached as Exhibit (a)(5)(v) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12(a) of the Schedule TO is hereby supplemented to include the following:

(a)(5)(iv) Material Fact issued by the Company on December 1, 2022, announcing the results of the Offers and the commencement of subsequent offering periods.

(a)(5)(v) Press Release by Purchaser dated December 1, 2022.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2022	PAGONXT MERCHANT SOLUTIONS, S.L.

	By:	/s/ Ignacio Narvarte Ichazo
		Name:	Ignacio Narvarte Ichazo
		Title:	Deputy Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 31, 2022.
(a)(1)(ii)	Form of Share Letter of Transmittal.
(a)(1)(iii)	Form of Unit Letter of Transmittal.
(a)(1)(iv)	Form of ADS Letter of Transmittal.
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vii)	Form of Withdrawal Letter.
(a)(1)(viii)	Summary Advertisement.
(a)(5)(i)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 20, 2022).
(a)(5)(ii)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 31, 2022).
(a)(5)(iii)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 28, 2022).
(a)(5)(iv)	Material Fact issued by the Company on December 1, 2022, announcing the results of the Offers and the commencement of subsequent offering periods.*
(a)(5)(v)	Press Release by Purchaser dated December 1, 2022.*
(b)	Not applicable.
(c)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to the Current Report on Form 6-K furnished by the Company on October 27, 2022).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Exhibit.*

*Filed herewith.